UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte

RightNow Technologies, Inc.

136 Enterprise Boulevard

Bozeman, MT 59718

(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 4,378,330 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 4,378,330 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,378,330 shares of Common Stock. See Items 4 and 5.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 4,378,330 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 4,378,330 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,378,330 shares of Common Stock. See Items 4 and 5.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

Explanatory Note

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated by Amendment No. 1 filed on May 27, 2005, amended and supplemented by Amendment No. 2 filed on October 13, 2005, amended and supplemented by Amendment No. 3 filed on December 15, 2005, amended and supplemented by Amendment No. 4 filed on March 27, 2006, amended and supplemented by Amendment No. 5 filed on June 20, 2006, amended and supplemented by Amendment No. 6 filed on November 8, 2006, amended and supplemented by Amendment No. 7 filed on December 14, 2006, amended and supplemented by Amendment No. 8 filed on November 26, 2007 and amended and supplemented by Amendment No. 9 filed on September 22, 2008 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”).  Mr. and Mrs. Gianforte are filing this Amendment No. 10 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of automatic quarterly distributions to the Amended Trusts (as defined in the Schedule 13D) in satisfaction of the automatic annuity distribution obligations of Mr. and Mrs. Gianforte’s charitable remainder unitrusts, purchases of Common Stock on the open market by the Amended Trusts, a gift to the Second River Trust (defined below) for estate planning purposes, an automatic annual distribution to Mr. Gianforte in satisfaction of the automatic annuity distribution obligations of Mr. Gianforte’s River Trust (as defined in the Schedule 13D) and a gift by Mr. Gianforte to the Amended Trusts for estate planning purposes.  Mr. Gianforte is filing this Amendment No. 10 as co-trustee of the Greg Gianforte Revocable Trust U/T/A 5/23/2005 and Susan Gianforte Revocable Trust U/T/A 5/23/2005, Tenants in Common (the “Amended Trusts”).  Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 10 because, as co-trustee with Mr. Gianforte of the above-described trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the names of those trusts.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Items 3, 4, 5 and 7 of the Schedule 13D are amended, supplemented and/or restated as set forth below:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On September 30, 2008, automatic quarterly distributions of 7,822 shares of Common Stock held by the Unitrust #1 and 31,146 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2.  From October 28, 2008 to October 31, 2008, the Amended Trusts purchased with personal funds an aggregate of 180,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $5.80 to $6.60.  On October 31, 2008, an aggregate of 600,000 shares of Common Stock was gifted by the Amended Trusts to Mr. Gianforte and then immediately gifted by Mr. Gianforte to his grantor retained annuity trust, the Second East Gallatin River Trust of Greg R. Gianforte (the “Second River Trust”), for no consideration.  On November 20, 2008, an automatic annual distribution of 500,000 shares of Common Stock held by the River Trust was made to

CUSIP No. 76657R106

Mr. Gianforte in satisfaction of the automatic annuity distribution obligations of the River Trust.  On November 24, 2008, Mr. Gianforte gifted 500,000 shares to the Amended Trusts for no consideration.

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the eleventh paragraph thereof:

The purchases of shares of Common Stock were made for investment purposes.  The gift of shares of Common Stock to the Amended Trusts was made for estate planning purposes.  The gift of shares of Common Stock to the Second River Trust was made for estate planning purposes.  By operation of its terms, within 105 days after October 31, 2009, the Second River Trust will distribute to Mr. Gianforte approximately 29.72033% of the fair market value (measured as of October 31, 2008) of the 600,000 shares of Common Stock held by the Second River Trust.  Within 105 days after October 31, 2010, the Second River Trust will distribute to Mr. Gianforte approximately 120% of the amount distributed in the prior year.  Within 105 days after October 31, 2011, the Second River Trust will distribute to Mr. Gianforte approximately 120% of the amount distributed in the prior year.  Any amounts remaining in the Second River Trust after such distributions will be distributed to the children and certain other family members of Mr. Gianforte or, if they shall not be living, then to the Gianforte Family Charitable Trust or, if that trust is no longer a tax-exempt entity, then to another contingent charitable beneficiary.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           As of the date hereof, Mr. and Mrs. Gianforte beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 4,378,330 shares of Common Stock, constituting approximately 13.8% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 31,811,828 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of the date hereof.

The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 3,612,050 shares of Common Stock held by the Gianforte Family Charitable Trust, a tax-exempt private foundation.  Mr. and Mrs. Gianforte disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

Part (b) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(b)           As co-trustees of the Amended Trusts, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 2,163,016 shares

CUSIP No. 76657R106

of Common Stock held by the Amended Trusts.  Mr. and Mrs. Gianforte share the power to direct the vote, and share the power to direct the disposition of, the 600,000 shares held by the Second River Trust.  As co-trustees of the Unitrust #1 and the Unitrust #2, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 472,979 shares of Common Stock held by the Unitrust #1 and the 1,142,335 shares of Common Stock held by the Unitrust #2.

Part (d) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(d)           During the three-year term of the Second River Trust, Mr. Gianforte is the only person that has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Second River Trust.  At the expiration of the three-year term of the Second River Trust, the contingent remainder beneficiaries of the Second River Trust have the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Second River Trust.  Such interest does not relate to more than five percent of the Common Stock.  Mr. or Mrs. Gianforte (or their children, descendents, certain other family members or other contingent charitable beneficiaries) have the right, in their capacities as beneficiaries of the Amended Trusts, to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Amended Trusts.  During the term of the Unitrust #1, Mr. and Mrs. Gianforte have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Unitrust #1.  At the expiration of the term of the Unitrust #1, the remainder charitable beneficiary of the Unitrust #1 has the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Unitrust #1.  Such interest does not relate to more than five percent of the Common Stock.  During the term of the Unitrust #2, Mr. and Mrs. Gianforte have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Unitrust #2.  At the expiration of the term of the Unitrust #2, the remainder charitable beneficiary of the Unitrust #2 has the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Unitrust #2.  Such interest does not relate to more than five percent of the Common Stock.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 7.	Material to be Filed as Exhibits

1.             Joint Filing Agreement dated December 16, 2008 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

CUSIP No. 76657R106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2008
Date

/s/ Greg R. Gianforte
Signature

Greg R. Gianforte, Chairman, Chief Executive Officer and President of RightNow Technologies, Inc.
Name/Title

December 16, 2008
Date

/s/ Susan Gianforte
Signature

Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)